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                               January 30, 2024

       Steven Lee
       Chief Financial Officer
       SOS Ltd
       Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street West Coast New District, Qingdao City, Shandong Province 266400
       People   s Republic of China

                                                        Re: SOS Ltd
                                                            Amendment No. 1 to
Form F-1 filed January 23, 2024
                                                            File No. 333-276006

       Dear Steven Lee:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Form F-1

       Cover Page

   1. We reissue Comment 1 in part. State whether any transfers of any type have been made to date between the
holding company and its subsidiaries.
       Risks Related to Doing Business in China, page 3

   2. We reissue Comment 4 in part. Please discuss the risk that the Chinese government may exert more control over
offerings conducted overseas which could result in a material change in the value of
the securities you are registering for sale. Acknowledge any risks that any actions by the
Chinese government to exert more oversight and control over
                                                        offerings that are
conducted overseas and/or foreign investment in China-based issuers could significantly
limit or completely hinder your ability to offer or continue to offer securities to investors
and cause the value of such securities to significantly decline or be worthless. We note that
you added this disclosure on page 31 but not in this section.
 Steven Lee
SOS Ltd
January 30, 2024
Page 2



3.       We note your revised disclosure on page 48 in response to comment no.
5. Please revise
         this section to provide similar disclosure.
Cash and Asset Flows through Our Organization, page 9

4. We reissue comment 6. We requested that you address more than just dividends and distributions which you reference in the first sentence on page 9. Our comment asked you to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Please revise or clarify that there have not been any other transfers, sales or other transactions between your subsidiaries. If the dividends and distributions referenced in your revised disclosure are the only inter party transfers, confirm that in your response to this comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419
with any other questions.



FirstName LastNameSteven Lee                                  Sincerely,
Comapany NameSOS Ltd
                                                              Division of
Corporation Finance
January 30, 2024 Page 2                                       Office of Finance
FirstName LastName